Neil H. Aronson | 617 348 1809 | nharonson@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

February 13, 2007

Via Edgar and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.D.
Washington, DC 20549
Attn: Filing Desk

Re:	National Datacomputer, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-15885
Filed: January 26, 2007

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), submitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is a revised preliminary proxy statement (the “Revised Proxy Statement”) to the preliminary proxy statement initially filed with the Commission on January 26, 2007 (the “Proxy Statement”).

The Revised Proxy Statement is being filed in response to comments contained in the letter dated February 6, 2007 from Barbara C. Jacobs of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to John Ward, the Chairman of the Board of Directors of the Company. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Proxy Statement as set forth in the Revised Proxy Statement. Page numbers referred to in the responses reference the applicable pages of the Revised Proxy Statement.

Preliminary Proxy Statement

Comment 1:  We note your disclosure on page 24 regarding the voting control of Mr. Stafford. Please provide a brief discussion regarding Mr. Stafford’s voting control in the forepart of your proxy statement.

Response 1: In response to this comment, the Company has revised the disclosure on page 3 of the Revised Proxy Statement to indicate that Mr. Stafford controls the voting of a majority of the Company’s outstanding shares of common stock and that as such, he controls the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 13, 2007

outcome of the proposals presented in the Proxy Statement as well as future actions to be voted upon by the stockholders.

Security Ownership of Certain Beneficial Owners and Management, page 5

Comment 2:  Please clarify whether or not you have issued the 8,037,336 shares that CapitalBank had the right to receive in satisfaction of outstanding interest.

Response 2: In response to this comment, the Company has revised the disclosure on page 6 of the Revised Proxy Statement to indicate that the 8,037,336 shares that CapitalBank had the right to receive in satisfaction of outstanding interest were not previously issued to CapitalBank due to the fact that the Company did not have enough shares of common stock authorized to issue all of such shares.

Executive Compensation, page 7

Comment 3:  We note your disclosure pursuant to Item 402 of Regulation S-B. It does not appear, however, that you have fully complied with the disclosure requirements of Item 402. For example, you have not provided narrative disclosure pursuant to Item 402(c), (e) or (f)(3). Please revise.

Response 3: In response to this comment, the Company has revised the disclosure on pages 7-10 of the Revised Proxy Statement to include the required disclosure in accordance with Item 402 of Regulation S-B.

Proposal Two, page 10

Comment 4:  Please disclose the accounting ramifications and any other material effects as a result of reducing the par value of your common stock.

Response 4: In response to this comment, the Company has revised the disclosure on page 12 of the Revised Proxy Statement to describe the accounting ramifications that will arise as a result of the reduction of the par value of our common stock. Additional disclosure has been included to reflect that no other material effects will occur.

Proposal Five, page 18

Comment 5:  Please clarify whether the sale and issuance of shares of common stock to your officers and directors is contingent upon stockholder approval. If so, please elaborate on the consequences to your transactions with AST and Anthony Stafford as a result of not having obtained such approval. If not contingent, please explain the effect of not having obtained stockholder approval on the transactions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 13, 2007

Response 5: In response to this comment, the Company has revised the disclosure on pages 20 and 28 of the Revised Proxy Statement to clarify that the sale and issuance of the shares of common stock to its officers and directors is contingent upon stockholder approval and to include additional disclosure to describe the effect on its transactions with AST and Mr. Stafford in the event such approval is not obtained.

Comment 6:  Please elaborate on your decision to seek stockholder approval in accordance with Section 144(a)(2) of the Delaware Corporation Law and the legal consequences to stockholders of having conferred their approval for the transaction.

Response 6: In response to this comment, the Company has revised the disclosure on page 20 of the Revised Proxy Statement to elaborate on its decision to seek stockholder approval of the contemplated transaction between the Company and its officers and directors in accordance with Section 144(a)(2) of the Delaware General Corporation Law. Additional language has also been included to describe that once stockholders approve the transaction, they will not be able to nullify such transaction once completed by the Company.

Comment 7:  Please expand your disclosure to include a materially complete discussion of Mr. Stafford’s interest in the company. Your discussion should address the circumstances under which Mr. Stafford became interested in owning a large equity stake in the company and what his future involvement in the company will be on a going-forward basis.

Response 7: In response to this comment, the Company has revised the disclosure on page 23 of the Revised Proxy Statement to include additional details regarding Mr. Stafford’s interest in the Company, both in terms of his initial investment into the Company as well as his intend future involvement in the Company as a director and majority stockholder.

Fairness Opinion of Shields & Company, Inc., page 23

Comment 8:  Please provide a summary of the methodology used in determining the fairness of the proposed purchase of the Management shares by your executive officers and directors.

Response 8: In response to this comment, the Company has revised the disclosure on pages 26-28 of the Revised Proxy Statement to include a summary of the methodology used in determining the fairness of the proposed purchase of the shares by the Company’s executive officers and directors.

* * *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 13, 2007

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Commission may have additional comments after reviewing the Revised Proxy Statement and this letter.

We hope that the above responses and the related revisions contained in the Revised Proxy Statement will be acceptable to the Commission. Please do not hesitate to call me at (617) 348-1809 with any questions regarding the Revised Proxy Statement or this letter. Thank you for your time and attention.

Sincerely,

/s/ Neil H. Aronson

Neil H. Aronson

cc: John P. Ward, Chairman of the Board